Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES RESUMPTION OF PRODUCTION AT
SABLE OFFSHORE ENERGY PROJECT
(Calgary, August 31, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), today announced that production from the Sable Offshore Energy Project (“SOEP”) in Nova Scotia has resumed after experiencing a minor delay due to Hurricane Bill.
SOEP was down for scheduled maintenance and was not producing natural gas just before the storm hit. However due to the storm evacuation, a minor delay was experienced in ramping up production after the maintenance outage. Inspections to the satellite platforms did not turn up any damage from the Hurricane, which passed over the region on August 22, 2009.
SOEP typically produces between 350 and 400 million cubic feet of natural gas and 15,000 barrels of natural gas liquids per day. Pengrowth is an 8.4 percent non-operated working interest partner in the ExxonMobil operated field.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757